Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements

September 30, 2020 and 2019

NEXGEN ENERGY LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (Expressed in Canadian Dollars) (unaudited) As at
	Note	September 30, 2020	December 31, 2019
ASSETS
Current
Cash		$78,622,079	$52,117,581
Amounts receivable		237,061	610,121
Prepaid expenses and other assets		371,557	734,310
		79,230,697	53,462,012
Non-current
Deposits		85,494	95,835
Exploration and evaluation assets	6	266,566,135	252,380,408
Equipment	9	8,114,017	7,587,659
		274,765,646	260,063,902
TOTAL ASSETS		$353,996,343	$313,525,914

LIABILITIES
Current
Accounts payable and accrued liabilities		$5,592,513	$3,998,313
Current portion of lease liabilities	7	778,642	558,960
Flow-through share premium liability	8	–	227,522
		6,371,155	4,784,795
Non-current
Deferred income tax liability		1,226,096	725,066
Long-term lease liabilities	7	3,439,166	2,086,007
Convertible debentures	10	176,962,296	119,581,192
		181,627,558	122,392,265
TOTAL LIABILITIES		187,998,713	127,177,060

EQUITY
Share capital	11	245,554,564	218,787,664
Reserves	11	53,529,078	48,800,771
Accumulated other comprehensive loss		(5,579,813)	(2,247,226)
Accumulated deficit		(153,637,652)	(103,501,461)
		139,866,177	161,839,748
Non-controlling interests		26,131,453	24,509,106
TOTAL EQUITY		165,997,630	186,348,854

TOTAL LIABILITIES AND EQUITY		$353,996,343	$313,525,914

Nature of operations (Note 2)

Commitments (Notes 7 & 8)

Subsequent Events (Note 18)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 5, 2020.

2

NEXGEN ENERGY LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (Expressed in Canadian Dollars) (unaudited)

		For the three months ended		For the nine months ended

	Note	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019

Salaries, benefits and directors’ fees	12	$1,102,460	$1,173,072	$3,072,224	$3,189,124
Office and administrative		305,044	366,749	1,254,603	1,563,888
Professional fees		595,884	906,954	3,017,751	2,702,830
Travel		17,662	236,246	167,344	750,996
Depreciation	9	602,677	596,321	1,690,558	1,783,978
Share-based payments	11,12	1,459,545	2,090,369	5,838,710	8,055,513
Finance income		(86,609)	(406,817)	(326,256)	(1,524,324)
Rental income		(9,087)	(7,576)	(25,750)	(22,729)
Mark to market loss (gain) on convertible debentures	10	13,595,865	(6,950,474)	24,924,861	(20,689,090)
Interest expense	10	3,451,917	2,970,900	9,623,692	8,968,707
Interest on lease liabilities	7	79,265	50,666	179,973	159,447
Foreign exchange loss (gain)		241,186	(289,278)	(551,883)	1,254,893
Loss on termination of lease		5,264	–	5,264	–
Gain on disposal of equipment		–	–	(4,000)	–
Loss from operations		$21,361,073	$737,132	$48,867,091	$6,193,233
Deferred income tax expense		153,873	71,718	1,506,110	161,133
Loss for the period		$21,514,946	$808,850	$50,373,201	$6,354,366

Other Comprehensive Income
Change in fair value of convertible debentures attributable to the change in credit risk	10	$333,056	$–	$4,565,187	$813,879
Deferred income tax recovery		(89,926)	–	(1,232,601)	–
Total comprehensive loss for the period		$21,758,076	$808,850	$53,705,787	$7,168,245

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

3

NEXGEN ENERGY LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (continued) (Expressed in Canadian Dollars) (unaudited)

		For the three months ended		For the nine months ended

	Note	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Loss (income) attributable to:
Shareholders of NexGen Energy Ltd.		$21,680,392	$519,754	$49,863,566	$5,597,198
Non-controlling interests in IsoEnergy Ltd.		(165,446)	289,096	509,635	757,168
Loss for the period		$21,514,946	$808,850	$50,373,201	$6,354,366

Total comprehensive loss (income) attributable to:
Shareholders of NexGen Energy Ltd.		$21,923,522	$519,754	$53,196,152	$6,411,077
Non-controlling interests in IsoEnergy Ltd.		(165,446)	289,096	509,635	757,168
Total comprehensive loss for the period		$21,758,076	$808,850	$53,705,787	$7,168,245

Loss per common share attributable to the Company’s common shareholders
Basic loss per common share	17	$0.06	$0.00	$0.14	$0.02
Diluted loss per common share	17	$0.06	$0.01	$0.14	$0.04

Weighted average number of common shares outstanding
Basic	17	376,700,956	355,779,091	367,912,603	353,759,502
Diluted	17	376,700,956	403,862,428	367,912,603	401,842,839

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

4

NEXGEN ENERGY LTD. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars) (unaudited)

					Accumulated
		Number of			Other
		Common	Share		Comprehensive	Accumulated	Non-controlling
	Note	Shares	Capital	Reserves	Loss	Deficit	Interests	Total

Balance as at December 31, 2018		351,237,062	$208,711,135	$39,272,391	$97,675	$(87,815,146)	$21,660,535	$181,926,590
Exercise of options	11	3,533,333	3,865,623	(1,421,957)	–	–	–	2,443,666
Share-based payments	11	–	–	8,687,519	–	–	268,457	8,955,976
Issue of shares on convertible debenture interest payments	11	1,041,304	2,020,130	–	–	–	–	2,020,130
Ownership changes relating to non-controlling interests		–	–	–	–	2,239	23,895	26,134
Loss for the period		–	–	–	–	(5,597,198)	(757,168)	(6,354,366)
Other Comprehensive Income		–	–	–	(813,879)	–	–	(813,879)
Balance as at September 30, 2019		355,811,699	$214,596,888	$46,537,953	$(716,204)	$(93,410,105)	$21,195,719	$188,204,251

Balance as at December 31, 2019		360,250,571	$218,787,664	$48,800,771	$(2,247,226)	$(103,501,461)	$24,509,106	$186,348,854
Exercise of options	11	3,282,666	3,369,720	(1,318,780)	–	–	–	2,050,940
Share-based payments	11	–	–	6,047,087	–	–	569,743	6,616,830
Issue of shares on convertible debenture interest payments	11	1,092,142	2,151,520	–	–	–	–	2,151,520
Issue of shares for cash from private placement	11	11,611,667	20,888,500	–	–	–	–	20,888,500
Issue of shares on convertible debenture establishment fee	11	348,350	627,030	–	–	–	–	627,030
Issue of shares on convertible debenture consent fee		180,270	355,130	–	–	–	–	355,130
Share issuance costs		–	(625,000)	–	–	–	–	(625,000)
Ownership changes relating to non-controlling interests		–	–	–	–	(272,625)	1,562,239	1,289,614
Loss for the period		–	–	–	–	(49,863,566)	(509,635)	(50,373,201)
Other comprehensive income		–	–	–	(3,332,587)	–	–	(3,332,587)
Balance as at September 30, 2020		376,765,666	$245,554,564	$53,529,078	$(5,579,813)	$(153,637,652)	$26,131,453	$165,997,630

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

5

NEXGEN ENERGY LTD. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars) (unaudited) For the nine months ended
	September 30, 2020	September 30, 2019
Cash flows (used in) from operating activities
Loss for the period	$(50,373,201)	$(6,354,366)
Items not involving cash:
Depreciation	1,690,558	1,783,978
Share-based payments	5,838,710	8,055,513
Non-cash costs of debenture issuance	184,757	–
Unrealized foreign exchange loss (gain) on cash	(475,548)	763,280
Deferred income tax expense	1,506,110	161,133
Mark to market loss (gain) on convertible debentures	24,924,861	(20,689,090)
Interest expense	9,623,692	8,968,707
Interest on lease liabilities	179,973	159,447
Loss on lease termination	5,264	–
Gain on disposal of equipment	(4,000)	–
Changes in non-cash working capital items:
Amounts receivable	373,060	31,471
Prepaid expenses	362,753	(479,391)
Deposits	10,340	394,876
Accounts payable and accrued liabilities	(95,474)	(1,628,258)
	(6,248,145)	(8,832,700)
Cash flows used in investing activities
Exploration and evaluation asset expenditures	(15,124,055)	(40,603,232)
Acquisition of equipment	(130,677)	(615,395)
	(15,254,732)	(41,218,627)
Cash flows (used in) from financing activities
Exercise of options and warrants	2,399,847	2,469,800
Shares issued for cash from private placements, net of share issuance costs	20,931,792	–
Shares issued in connection with issuance of convertible debentures	797,405	–
Issuance of convertible debentures	28,163,470	–
Payment of lease liabilities	(694,635)	(578,043)
Interest paid on convertible debentures	(4,066,052)	(4,024,266)
	47,531,827	(2,132,509)
Change in cash	26,028,950	(52,183,836)
Cash, beginning of period	52,117,581	125,059,189
Effect of exchange rate fluctuations on cash held	475,548	(763,280)
Cash, end of period	$78,622,079	$72,112,073

Supplemental disclosure with respect to cash flows (Note 16)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

6

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 & 2019

1.       REPORTING ENTITY

NexGen Energy Ltd. (“NexGen” or the “Company”) is an exploration and development stage entity engaged in the acquisition, exploration and evaluation and development of uranium properties in Canada. The Company was incorporated pursuant to the provisions of the British Columbia Business Corporations Act on March 8, 2011. The Company’s registered records office is located on the 25th Floor, 700 West Georgia Street, Vancouver, B.C., V7Y 1B3.

On April 19, 2013, the Company (as it was then called, Clermont Capital Inc. (“Clermont”)) completed its qualifying transaction, which was effected pursuant to an amalgamation agreement dated December 31, 2012 (the “Amalgamation Agreement”) amongst Clermont, 0957633 B.C. Ltd., a wholly owned subsidiary of Clermont, and NexGen Energy Ltd. (“Old NexGen”). Pursuant to the Amalgamation Agreement, the shareholders of Old NexGen were issued one common share of Clermont (on a post-share consolidation basis) for every one Old NexGen common share held immediately prior to the completion of the amalgamation. In connection with the Qualifying Transaction, Clermont also completed a consolidation of its common shares on a 2.35:1 basis and changed its name to “NexGen Energy Ltd.”. The Company’s acquisition of Old NexGen was accounted for as a reverse takeover.

The Company commenced trading on the TSX Venture Exchange (“TSX-V”) as a Tier 2 Issuer under the symbol “NXE” on April 23, 2013. On August 7, 2015, the Company became a Tier 1 Issuer. On July 15, 2016, NexGen graduated and commenced trading on the Toronto Stock Exchange (“TSX”) under its existing symbol. The Company’s common shares ceased trading on the OTCQX Best Market under the symbol “NXGEF” upon the commencement of trading on the NYSE American LLC (“NYSE American”) under the symbol “NXE” on May 17, 2017.

In February 2016, the Company incorporated four wholly owned subsidiaries: NXE Energy Royalty Ltd., NXE Energy SW1 Ltd., NXE Energy SW3 Ltd., and IsoEnergy Ltd. (collectively, the “Subsidiaries”). The Subsidiaries were incorporated to hold certain exploration assets of the Company. In the three months ended June 30, 2016, certain exploration and evaluation assets were transferred to each of IsoEnergy Ltd. (“IsoEnergy”), NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd. (Note 5). Subsequent to the transfer, IsoEnergy shares were issued to third parties pursuant to external financings and listed its common shares on the TSX-V, with NexGen retaining 52.91% of IsoEnergy’s outstanding common shares as at September 30, 2020 (December 31, 2019 – 52.03%).

2.	NATURE OF OPERATIONS

As an exploration and development stage company, the Company does not have revenues and historically has recurring operating losses. As at September 30, 2020, the Company had an accumulated deficit of $153,637,652 and working capital of $72,859,542. The Company will be required to obtain additional funding in order to continue with the exploration and development of its mineral properties and to repay its convertible debentures (Note 10), if required.

The business of exploring for minerals and development of projects involves a high degree of risk. NexGen is an exploration and development company and is subject to risks and challenges similar to companies in a comparable stage. These risks include, but are not limited to, the challenges of securing adequate capital; development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary environmental permits or, alternatively NexGen's ability to dispose of its exploration and evaluation assets on an advantageous basis; as well as global economic and uranium price volatility; all of which are uncertain.

In March 2020, the World Health Organization declared a global pandemic known as COVID-19 and governments around the world have enacted measures to combat the spread of the virus. The duration and impact of the COVID-19 outbreak is not known at this time, but the risks to the Company may include, but are not limited to, delays in the previously disclosed timelines and activity levels associated with the Company’s feasibility study and environment assessment and the ability to raise funds through debt and equity markets.

The underlying value of the exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of exploration and evaluation assets.

7

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 & 2019

3.      BASIS OF PRESENTATION

 Statement of Compliance

These condensed consolidated interim financial statements for the three and nine months ended September 30, 2020, including comparatives, have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. They do not include all of the information required by International Financial Reporting Standards (“IFRS”) for annual financial statements and should be read in conjunction with the Company’s consolidated financial statements as at and for the year ended December 31, 2019. Accordingly, accounting policies applied other than as discussed in Note 4 are the same as those applied in the Company’s annual financial statements. These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 5, 2020.

Basis of Presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value, including the convertible debentures issued by the Company and its subsidiaries (Note 10). In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information. All monetary references expressed in these notes are references to Canadian dollar amounts (“$”), except as otherwise noted. These financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries.

During the period, the Company recast the prior year allocation of shareholders’ equity between reserves, accumulated deficit and non-controlling interests to reflect the appropriate attribution of non-controlling interests arising from IsoEnergy’s issuance of warrants and equity-settled share-based payment transactions.

Critical accounting judgments, estimates and assumptions

The preparation of the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in a material adjustment to the carrying amount of the asset or liability affected in future periods. Significant areas of estimation and uncertainty are the same as those described in the Company’s 2019 annual financial statements.

Where the fair value of financial assets and financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

4.      SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in Note 4 to the audited financial statements for the year ended December 31, 2019 and have been consistently followed in the preparation of these condensed consolidated interim financial statements.

5.       OPTION AGREEMENT

On August 7, 2020, IsoEnergy entered into an agreement with NxGold Ltd. (“NxGold”, a company with common directors) to grant NxGold the option to acquire a 100% interest in IsoEnergy’s Mountain Lake uranium property in Nunavut, Canada (“Option Agreement”). This Option Agreement is awaiting TSXV approval and hence the terms of the Option Agreement are not reflected in the financial statements other than the $20,000 deposit paid prior to September 30, 2020.

8

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 & 2019

5.       OPTION AGREEMENT (continued)

Under the terms of the Option Agreement, NxGold has the option to acquire a 100% interest in the Mountain Lake uranium property in consideration for the issuance of 900,000 common shares and payment of $20,000 cash to IsoEnergy. The option is exercisable at NxGold’s election on or before the second anniversary of the receipt of TSXV approval, for additional consideration of $1,000,000, payable in cash or shares of NxGold. If NxGold elects to acquire the Mountain Lake property, IsoEnergy will be entitled to receive the following contingency payments in cash or shares of NxGold:

•	If the uranium spot price reaches US$50, IsoEnergy will receive $410,000
•	If the uranium spot price reaches US$75, IsoEnergy will receive $615,000
•	If the uranium spot price reaches US$100, IsoEnergy will receive $820,000

The spot price contingent payments will expire 10 years following the date the option is exercised. Subsequent to entering into the Option Agreement, NxGold changed its name to International Consolidated Uranium Ltd.

6.       EXPLORATION AND EVALUATION ASSETS

(a)	Rook I Property

The Rook I Project is located in Northern Saskatchewan, approximately 40 kilometres (km) east of the Saskatchewan – Alberta border, approximately 150 km north of the town of La Loche and 640 km northwest of the City of Saskatoon and consists of 32 contiguous mineral claims totalling 35,065 hectares.

The Rook I Project hosts the Arrow deposit discovered in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the Arrow South discovery in July 2017. The Company released an updated mineral resource estimate and the results of a pre-feasibility study in November 2018, in each case, in respect of the Arrow deposit.

NexGen has a 100% interest in the claims subject only to: (i) a 2% net smelter return royalty (“NSR”); and (ii) a 10% production carried interest, in each case, only on claims S-113928 to S-113933 (the Arrow deposit is not located on any of these claims). The NSR may be reduced to 1% upon payment of $1 million. The 10% production carried interest provides for the owner to be carried to the date of commercial production.

(b)	Other Athabasca Basin Properties

The Other Athabasca Basin Properties are a portfolio of early stage mineral properties in the Athabasca Basin. The properties are grouped geographically as “SW1”, “SW2” and “SW3”. The SW2 properties are held directly by NexGen. The SW1 and SW3 properties are held by NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd., respectively, each a wholly owned subsidiary.

(c)	IsoEnergy Properties

The IsoEnergy Properties consist of (i) a 100% interest in the Radio Project, Saskatchewan (subject to a 2% net smelter return royalty and 2% gross overriding royalty); (ii) a 100% interest in the Thorburn Lake Project, Saskatchewan  (subject to a 1% net smelter return royalty and a 10% carried interest which can be reduced to 1% at the holder’s option upon completion of a bankable feasibility study); (iii) a 100% interest, in each of the Madison, 2Z, Carlson Creek and North Thorburn properties, Saskatchewan; (iv) a 100% interest in the Mountain Lake property, Nunavut (refer Note 5 above); (v) a 100% interest in the Geiger property, Saskatchewan; (vi) a 100% interest in the Laroque East property, Saskatchewan that consists of 6 mineral claims constituting 3,200 hectares; (vi) and a 100% interest in the Eastern Athabasca named Evergreen that constitutes 32,400 hectares; (vii) a portfolio of newly staked claims in Saskatchewan, all of which are early stage exploration properties.

9

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 & 2019

6.       EXPLORATION AND EVALUATION ASSETS (continued)

The following is a summary of the capitalized costs of the projects described above as follows:

	Rook I	Other Athabasca Basin Properties	IsoEnergy Properties	Total
	$	$	$	$
Acquisition costs:
Balance, December 31, 2019	235,077	1,457,607	26,635,775	28,328,459
Additions	–	–	142,363	142,363
Balance, September 30, 2020	235,077	1,457,607	26,778,138	28,470,822

Deferred exploration costs:
Balance, December 31, 2019	199,784,259	9,163,367	15,104,323	224,051,949
Additions:
Drilling	36,723	5,688	2,226,184	2,268,595
General exploration	979,385	–	493,998	1,473,383
Environmental and permitting	4,319,014	–	308,783	4,627,797
Technical, engineering, and design	1,842,818	–	–	1,842,818
Geochemistry and assays	–	–	230,178	230,178
Geological and geophysical	3,375	4,632	45,500	53,507
Labour and wages	1,938,704	–	675,251	2,613,955
Share-based payments (Note 11)	589,908	–	188,212	778,120
Travel	62,323	–	92,688	155,011
	9,772,250	10,320	4,260,794	14,043,364
Balance, September 30, 2020	209,556,509	9,173,687	19,365,117	238,095,313

Total costs, September 30, 2020	209,791,586	10,631,294	46,143,255	266,566,135

10

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 & 2019

6.       EXPLORATION AND EVALUATION ASSETS (continued)

	Rook I	Other Athabasca Basin Properties	IsoEnergy Properties	Total
	$	$	$	$
Acquisition costs:
Balance, December 31, 2018	235,077	1,457,607	26,622,545	28,315,229
Additions	–	–	14,077	14,077
Impairment	–	–	(847)	(847)
Balance, December 31, 2019	235,077	1,457,607	26,635,775	28,328,459

Deferred exploration costs:
Balance, December 31, 2018	148,658,925	6,530,533	10,623,907	165,813,365
Additions:
Drilling	17,596,099	1,508,527	1,921,903	21,026,529
General exploration	5,453,717	4,126	665,140	6,122,983
Geological and geophysical	19,859,997	1,042,071	844,448	21,746,516
Labour and wages	6,099,402	78,110	825,860	7,003,372
Share-based payments (Note 11)	1,227,604	–	98,474	1,326,078
Travel	888,515	–	138,098	1,026,613
Impairment	–	–	(13,507)	(13,507)
	51,125,334	2,632,834	4,480,416	58,238,584
Balance, December 31, 2019	199,784,259	9,163,367	15,104,323	224,051,949

Total costs, December 31, 2019	200,019,336	10,620,974	41,740,098	252,380,408

7.       LEASES

Right-of-use asset summary:

	Office Lease Assets	Vehicle Lease Assets	Total Right-of-use Assets

Right-of-use assets balance, December 31, 2019	$1,986,747	$230,178	$2,216,925
Additions of right-of-use assets	2,100,867	–	2,100,867
Termination of right-of-use assets	–	(31,819)	(31,819)
Depreciation of right-of-use assets	(440,240)	(94,019)	(534,259)

Right-of-use assets balance, September 30, 2020	$3,647,374	$104,340	$3,751,714

Office and vehicle lease right-of-use assets are included in equipment in the office, furniture and leasehold improvements, and field equipment categories, respectively (Note 9).

11

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 & 2019

7.       LEASES (continued)

Lease obligation summary:

	Nine months ended	Year ended
	September 30, 2020	December 31, 2019

Balance, beginning of the period	$2,644,967	$3,222,380
Addition to lease liabilities	2,121,305	–
Termination of lease liabilities	(33,802)	–
Interest on lease liabilities	179,973	206,986
Lease payments	(694,635)	(784,399)

Balance, end of the period	$4,217,808	$2,644,967
Less: current portion	(778,642)	(558,960)
Balance, end of the period	$3,439,166	$2,086,007

The leases are for office space and vehicle leases that extend to 2025 and 2022, respectively. The discount rates applied to the leases for office spaces and vehicles are 7.50% and 6.74%, respectively. In addition to the lease payments the Company pays $463,987 annually related to operating costs and realty taxes of the leased office spaces. The amount is reassessed annually based on actual costs incurred.

Minimum future lease payments relating to the leased assets are as follows:

2020	379,603
2021	1,526,829
2022	1,414,423
2023	1,373,937
2024	1,346,127
2025	1,227,448
Total	$7,268,367

In addition to the leased assets above the Company engages drilling companies to carry out its drilling programs on its exploration and evaluation properties. The drilling companies provide all required equipment for these drilling programs. These contracts are short-term in nature and the Company has elected not to recognize right-of-use assets and associated lease liabilities in respect to these contracts but rather to recognize lease payments associated with these leases as incurred over the lease term. Payments to the drilling companies in the period ended September 30, 2020 were $1,907,835 (September 30, 2019 - $1,620,832) (all incurred by IsoEnergy).

8.       COMMITMENTS

Flow-through expenditures:

IsoEnergy has raised funds through the issuance of flow-through shares. Based on Canadian tax law, IsoEnergy is required to spend this amount on eligible exploration expenditures by December 31 of the year after the year in which the shares were issued.

The premium paid for a flow-through share, which is the price paid for the share over the market price of the share, is recorded as a flow-through share premium liability. This liability is subsequently reduced when the required exploration expenditures are made, and accordingly, a recovery of flow-through premium is then recorded as a reduction in the deferred tax expense.

As of September 30, 2020, IsoEnergy has met its obligation to spend on eligible exploration expenditures and the flow-through premium liability has been derecognized.

12

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 & 2019

8.       COMMITMENTS (continued)

In July 2020, the Federal Government announced relief on the timing of spending of flow through funds including a one-year deferral on spending flow through funds raised in 2019 and 2020. In addition, the requirement to calculate and pay the Part XII.6 tax will also be deferred one year.

A continuity of the flow-through share premium liability is as follows:

	Nine months ended	Year ended
	September 30, 2020	December 31, 2019

Balance, beginning of the period	$227,522	$550,392
Liability incurred on flow-through shares issued	–	233,340
Settlement of flow-through share liability on expenditure made	(227,522)	(556,210)

Balance, end of the period	$–	$227,522

9.       EQUIPMENT

	Computing Equipment	Software	Field Equipment	Office, Furniture and Leasehold Improvements	Road	Total

Cost

Balance at December 31, 2018	$305,449	$750,014	$6,498,041	$231,857	$2,079,395	$9,864,756
Assets recognized on adoption of IFRS 16	–	–	354,163	2,472,349	–	2,826,512
Additions	111,281	189,171	38,841	302,475	–	641,768
Balance at December 31, 2019	416,730	939,185	6,891,045	3,006,681	2,079,395	13,333,036
Additions	23,681	105,270	948	2,126,032	–	2,255,931
Disposals	–	–	(91,659)	–	–	(91,659)
Balance at September 30, 2020	$440,411	$1,044,455	$6,800,334	$5,132,713	$2,079,395	$15,497,308

Accumulated Depreciation

Balance at December 31, 2018	$207,626	$416,132	$1,921,484	$135,728	$672,007	$3,352,977
Depreciation	84,405	235,159	1,042,981	574,357	455,498	2,392,400
Balance at December 31, 2019	292,031	651,291	2,964,465	710,085	1,127,505	5,745,377
Depreciation	56,322	142,145	648,245	509,420	341,623	1,697,755
Disposals	–	–	(59,841)	–	–	(59,841)
Balance at September 30, 2020	$348,353	$793,436	$3,552,869	$1,219,505	$1,469,128	$7,383,291

Net book value:
At December 31, 2019	$124,699	$287,894	$3,926,580	$2,296,596	$951,890	$7,587,659
At September 30, 2020	$92,058	$251,019	$3,247,465	$3,913,208	$610,267	$8,114,017

13

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 & 2019

10.    CONVERTIBLE DEBENTURES

	September 30, 2020	December 31, 2019
2016 Debentures (a)	$75,769,876	$61,149,632
2017 Debentures (b)	71,734,003	58,431,560
2020 Debentures (c)	22,948,208	–
IsoEnergy Debentures (d)	6,510,209	–
Convertible Debentures	$176,962,296	$119,581,192

The fair value of the Debentures increased from $119,581,192 on December 31, 2019 to $176,962,296 at September 30, 2020, resulting from the issuance of the 2020 Debentures of $20,261,470 (US$14,550,000), the issuance of the IsoEnergy Debentures of $7,629,586 (US$5,820,000) and a mark to market loss of $29,490,048 for the nine month period ended September 30, 2020. The loss for the nine-month period ended September 30, 2020 was bifurcated with the amount of the change in fair value of the convertible debentures attributable to changes in the credit risk of the liability recognized in other comprehensive income (loss of $4,565,187) and the remaining amount recognized in loss for the period (loss of $24,924,861).

(a)	2016 Debentures

The fair value of the 2016 Debentures increased from $61,149,632 (US$47,081,639) on December 31, 2019 to $75,769,876 (US$56,803,265) at September 30, 2020, resulting in a loss of $14,620,243 (US$9,721,626) for the nine-month period ended September 30, 2020. This loss, combined with the loss on the 2017 Debentures (see Note 10(b)), the loss on the 2020 Debentures (see Note 10(c)) and the gain on the IsoEnergy Debentures (see Note 10(d)) for the period ended September 30, 2020 was bifurcated with the amount of the change in fair value of the convertible debentures attributable to changes in the credit risk of the liability recognized in other comprehensive income and the remaining amount recognized in loss for the period.

	Nine months ended September 30, 2020	Year Ended December 31, 2019
Fair value of 2016 Debentures, beginning of year	$61,149,632	$72,481,375
Fair value adjustment during the period	14,620,243	(11,331,743)
Interest expense	4,510,002	(5,911,455)
Interest paid	(2,654,887)	(5,566,552)
2016 Debentures and interest payable	$77,624,990	$61,494,535
Less: interest payable included in accounts payable & accrued liabilities	(1,855,114)	(344,903)
2016 Debentures, end of period	$75,769,876	$61,149,632

The 2016 Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions.

The inputs used in the 2016 Debentures pricing model as at September 30, 2020 and December 31, 2019 are as follows:

	September 30, 2020	December 31, 2019
Volatility	38.00%	38.00%
Expected life in years	1.81 years	2.56 years
Risk free interest rate	0.21%	1.69%
Expected dividend yield	0%	0%
Credit spread	20.99%	23.96%
Underlying share price of the Company	$2.31	$1.67
Conversion exercise price	US$2.3261	US$2.3261
Exchange rate (C$:US$)	$0.7497	$0.7699

(b)	2017 Debentures

The fair value of the 2017 Debentures increased from $58,431,560 (US$44,988,882) on December 31, 2019 to $71,734,003 (US$53,777,646) at September 30, 2020, resulting in a loss of $13,302,443 (US$8,788,764) for the nine-month period ended September 30, 2020. This loss, combined with the loss on the 2016 Debentures (see Note 10(a)), the loss on the 2020 Debentures (see Note 10(c)) and the gain on the IsoEnergy Debentures (see Note 10(d)) for the period ended September 30, 2020 was bifurcated with the amount of the change in fair value of the convertible debentures attributable to changes in the credit risk of the liability recognized in other comprehensive income and the remaining amount recognized in loss for the period.

14

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 & 2019

10.    CONVERTIBLE DEBENTURES (continued)

	Nine months ended September 30, 2020	Year ended December 31, 2019
Fair value of 2017 Debentures, beginning of year	$58,431,560	$65,709,509
Fair value adjustment during the period	13,302,443	(7,277,949)
Interest expense	4,510,002	5,911,455
Interest paid	(2,654,887)	(5,566,552)
2017 Debentures and interest payable	$73,589,117	$58,776,463
Less: interest payable included in accounts payable & accrued liabilities	(1,855,114)	(344,903)
2017 Debentures, end of period	$71,734,003	$58,431,560

The 2017 Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions.

The inputs used in the 2017 Debentures pricing model as at September 30, 2020 and December 31, 2019 are as follows:

	September 30, 2020	December 31, 2019
Volatility	38.00%	38.00%
Expected life in years	1.81 years	2.56 years
Risk free interest rate	0.21%	1.69%
Expected dividend yield	0%	0%
Credit spread	20.99%	23.96%
Underlying share price of the Company	$2.31	$1.67
Conversion exercise price	US$2.6919	US$2.6919
Exchange rate (C$:US$)	$0.7497	$0.7699

(c) 2020 Debentures

On May 27, 2020, the Company issued US$15 million principal amount of convertible debentures (the “2020 Debentures”) which were also determined to be a hybrid financial instrument comprised of the host debt contract and multiple embedded derivatives. The Company received gross proceeds of $20,888,500 (US$15 million) and net proceeds of $20,227,782 (US$14,525,551) after deducting $760,718 (US$474,461) in transaction costs from the issue of the 2020 Debentures. A 3% establishment fee of $627,030 (US$450,000) was also paid to the debenture holders through the issuance of 348,350 common shares. The fair value of the 2020 Debentures on issuance date was determined to be $20,261,470 (US$14,550,000).

The fair value of the 2020 Debentures increased from $20,261,470 (US$14,550,000) on the initial measurement date to $22,948,208 (US$17,203,844) at September 30, 2020, resulting in a loss of $2,686,738 (US$2,653,844) for the period ended September 30, 2020. This loss, combined with the loss on the 2016 Debentures (see Note 10(a)), the loss on the 2017 Debentures (see Note 10(b)) and the gain on the IsoEnergy Debentures (see Note 10(d)) for the period ended September 30, 2020 was bifurcated with the amount of the change in fair value of the convertible debentures attributable to changes in the credit risk of the liability recognized in other comprehensive income and the remaining amount recognized in loss for the period.

September 30, 2020
Fair value of 2020 Debentures on issuance	$20,261,470
Fair value adjustment during the period	2,686,738
Interest expense	523,953
Interest paid	(60,175)
2020 Debentures and interest payable	$23,411,986
Less: interest payable included in accounts payable & accrued liabilities	(463,778)
2020 Debentures, end of period	$22,948,208

15

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 & 2019

10.     CONVERTIBLE DEBENTURES (continued)

The 2020 Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions.

The inputs used in the 2020 Debentures pricing model as at September 30, 2020 and May 27, 2020 are as follows:

	September 30, 2020	May 27, 2020
Volatility	38.00%	38.00%
Expected life in years	4.66 years	5 years
Risk free interest rate	0.73%	0.75%
Expected dividend yield	0%	0%
Credit spread	20.99%	22.31%
Underlying share price of the Company	$2.31	$1.93
Conversion exercise price	CAD$2.34	CAD$2.34
Exchange rate (C$:US$)	$0.7497	$0.7257

General Terms of the 2016, 2017, and 2020 Convertible Debentures

At inception, for each of the 2016 Debentures, 2017 Debentures, and 2020 Debentures (collectively, the “Convertible Debentures”), the Company made an irrevocable election to designate the Convertible Debentures as a financial liability at fair value through profit or loss. At their respective initial recognition date, the entire convertible instrument was measured at fair value with associated transaction costs expensed as incurred. Subsequent to initial recognition, the convertible financial instrument is marked to market at each financial reporting date and any change in fair value is recognized in profit or loss with the exception that the change in fair value that is attributable to change in credit risk is presented in other comprehensive income.

The Convertible Debentures bear interest at a rate of 7.5% per annum, payable semi-annually in US dollars on June 10 and December 10 in each year, with the first interest payment on the 2017 Debentures due on December 10, 2017. Two thirds of the interest (equal to 5% per annum) is payable in cash and one third of the interest (equal to 2.5% per annum) is payable, subject to any required regulatory approval, in common shares of the Company, using the volume-weighted average trading price (“VWAP”) of the common shares on the exchange or market that has the greatest trading volume in the Company’s common shares for the 20 consecutive trading days ending three trading days preceding the date on which such interest payment is due. For this purpose, the VWAP shall be converted into US dollars on each of the 20 days in the period, using the indicative rate of exchange for such currency as reported by the Bank of Canada.

The 2016 Debentures, 2017 Debentures, and 2020 Debentures are convertible, from time to time, into common shares of the Company at the option of the debenture holders at any time prior to maturity at a price per common share of US$2.3261, US$2.6919, and CAD$2.3400, respectively (the “Conversion Price”).

The 2016 Debentures, 2017 Debentures, and 2020 Debentures are not redeemable by the Company prior to June 10, 2019, July 21, 2020, and May 27, 2023, respectively. On or after June 10, 2019 and July 21, 2020 and prior to July 22, 2022, the 2016 Debentures and 2017 Debentures, respectively; and on or after May 27, 2023 and prior to May 27, 2025, the 2020 Debentures, may be redeemed by the Company, in whole or in part, at any time that the 20-day VWAP of the common shares exceeds 130% of the Conversion Price, on not less than 30 days’ prior notice to the debenture holders. For this purpose, the VWAP shall be converted into US dollars on each of the 20 days in the period, using the indicative rate of exchange for such currency as reported by the Bank of Canada.

Upon completion of a change of control (which includes in the case of the holders’ right to redeem the Convertible Debentures, a change in the Chief Executive Officer of the Company), the holders of the Convertible Debentures or the Company may require the Company to purchase or the holders to redeem, as the case may be, any outstanding Convertible Debentures in cash at: (i) on or prior to June 10, 2019, July 21, 2020, and May 27, 2023 for the 2016 Debentures, 2017 Debentures, and 2020 Debentures respectively, 130% of the principal amount; and (ii) at any time thereafter, 115% of the principal amount, in each case plus accrued but unpaid interest, if any. In addition, upon the public announcement of a change of control that is supported by the Board, the Company may require the holders of the Convertible Debentures to convert the Convertible Debentures into common shares at the Conversion Price provided the consideration payable upon the change of control exceeds the Conversion Price and is payable in cash.

16

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 & 2019

10.      CONVERTIBLE DEBENTURES (continued)

The 2016 Debentures, 2017 Debentures, and 2020 Debentures mature on July 22, 2022, July 22, 2022 and May 27, 2025 respectively.

(d)	IsoEnergy Debentures

On August 18, 2020 IsoEnergy entered into an agreement with Queen’s Road Capital Investment Ltd. for a US$6 million private placement of unsecured convertible debentures (the “IsoEnergy Debentures”). The IsoEnergy Debentures will be convertible at the holder’s option at a conversion price of $0.88 (the “IsoEnergy Conversion Price”) into a maximum of 9,206,311 common shares of IsoEnergy. The IsoEnergy Debentures were also determined to be a hybrid financial instrument comprised of the host debt contract and multiple embedded derivatives. IsoEnergy received gross proceeds of $7,902,000 (US$6,000,000). A 3% establishment fee of $272,414 (US$180,000) was also paid to the debenture holders through the issuance of 219,689 common shares in IsoEnergy. The fair value of the IsoEnergy Debentures on issuance date was determined to be $7,629,586 (US$5,820,000).

The fair value of the IsoEnergy Debentures decreased from $7,629,586 (US$5,820,000) on the initial measurement date to $6,590,247 (US$4,940,585) at September 30, 2020, resulting in a gain of $1,119,377 (US$879,415) for the period ended September 30, 2020. This gain, combined with the losses on the 2016 Debentures, 2017 Debentures, and 2020 Debentures (see Notes 10(a, b, and c), for the period ended September 30, 2020 was bifurcated with the amount of the change in fair value of the convertible debentures attributable to changes in the credit risk of the liability recognized in other comprehensive income and the remaining amount recognized in loss for the period.

Nine months ended September 30, 2020
Fair value of IsoEnergy Debentures on issuance	$7,629,586
Fair value adjustment during the period	(1,119,377)
Interest expense	80,038
Interest paid	–
IsoEnergy Debentures and interest payable	$6,590,247
Less: interest payable included in accounts payable & accrued liabilities	(80,038)
IsoEnergy Debentures, end of period	$6,510,209

The IsoEnergy Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions.

	September 30, 2020	August 18, 2020
Volatility	48.00%	48.00%
Expected life in years	4.9 years	5 years
Risk free interest rate	0.75%	0.76%
Expected dividend yield	0%	0%
Credit spread	22.80%	22.80%
Underlying share price of the Company	$0.97	$1.24
Conversion exercise price	$0.88	$0.88
Exchange rate (C$:US$)	$0.7497	$0.7594

General Terms of the IsoEnergy Debentures

On any conversion of any portion of the principal amount of the IsoEnergy Debentures, if the number of common shares in IsoEnergy to be issued on such conversion, taking into account all common shares issued in respect of all prior conversions would result in the common shares to be issued exceeding the Maximum Conversion Shares, on such conversion the debenture holder shall be entitled to receive a payment (the “Exchange Rate Fee”) equal of the number of common shares that are not issued as a result of exceeding the Maximum Conversion Shares, multiplied by the 20-day volume-weighted average trading price (“VWAP”) of IsoEnergy. IsoEnergy can elect to pay the Exchange Rate Fee in cash or, subject to the TSXV approval, in common shares of IsoEnergy.

17

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 & 2019

10.	CONVERTIBLE DEBENTURES (continued)

The IsoEnergy Debentures will carry an 8.5% coupon (the “Interest”) over a 5-year term. The Interest is payable semi-annually with 6% payable in cash and 2.5% payable in common shares of IsoEnergy, subject to TSXV approval, at a price equal to the market price of IsoEnergy’s common shares on the TSXV on the day prior to the date such Interest is due. The Interest can be reduced to 7.5% per annum on the public dissemination by IsoEnergy of an economically positive preliminary economic assessment study, at which point the cash component of the Interest will be reduced to 5% per annum.

IsoEnergy will be entitled, on or after the third anniversary of the date of issuance of the IsoEnergy Debentures, at any time the IsoEnergy 20-day VWAP on the TSXV exceeds 130% of the IsoEnergy Conversion Price, to redeem the IsoEnergy Debentures at par plus accrued and unpaid Interest.

Upon completion of a change of control (which includes in the case of the holders’ right to redeem the IsoEnergy Debentures, a change in the Chief Executive Officer of IsoEnergy), the holders of the IsoEnergy Debentures or IsoEnergy may require IsoEnergy to purchase or the holders to redeem, as the case may be, any outstanding IsoEnergy Debentures in cash at: (i) on or prior to August 18, 2023, 130% of the principal amount; and (ii) at any time thereafter, 115% of the principal amount, in each case plus accrued but unpaid interest, if any. In addition, upon the public announcement of a change of control that is supported by the Board of IsoEnergy, IsoEnergy may require the holders of the IsoEnergy Debentures to convert the IsoEnergy Debentures into common shares of IsoEnergy at the IsoEnergy Conversion Price provided the consideration payable upon the change of control exceeds the IsoEnergy Conversion Price and is payable in cash.

The IsoEnergy Debentures mature on August 19, 2025.

11.    SHARE CAPITAL AND RESERVES

Authorized Capital - Unlimited number of common shares with no par value and unlimited number of preferred shares.

Issued

For the period ended September 30, 2020:

(a)	During the nine months ended September 30, 2020, the Company issued a total of 3,282,666 common shares on the exercise of 100,000 options at a price of $0.64, 2,850,000 options at a price of $0.50, 232,666 options at a price of $1.59, and 100,000 options at a price of $1.92 for total proceeds of $2,050,940. As a result of the exercises, $1,318,780 was reclassified from reserves to share capital.

(b)	On June 8, 2020, the Company issued 1,092,142 common shares at the then fair value of $2,151,520 to the Convertible Debenture holders for the share portion of the debenture interest payment.

(c)	On May 27, 2020, the Company completed a financing that consisted of a US$15 million private placement of common shares and US$15 million of the 2020 Debentures (Note 10). In connection with the financing the Company issued 11,611,667 common shares at a price of $1.80 for the private placement, 348,350 common shares at a price of $1.80 for the establishment fees of the 2020 Debentures, and 180,270 common shares at a deemed price of $1.97 for a consent fee to the investors of the 2016 and 2017 Debentures in connection with the 2020 Debenture financing.

For the period ended September 30, 2019:

(a)	During the nine months ended September 30, 2019, the Company issued a total of 3,533,333 common shares on the exercise of 2,450,000 options at a price of $0.40, 200,000 options at a price of $0.46, 50,000 options at a price of $0.50, 325,000 options at a price of $0.64 and 508,333 options at a price of $ 2.24 for total proceeds of $2,443,666. As a result of the exercises, $1,421,957 was reclassified from reserves to share capital.

(b)	On June 7, 2019 the Company issued 1,041,304 common shares at the then fair value of $2,020,130 to the Convertible Debenture holders for the share portion of the debenture interest payment.

Stock Options

Pursuant to the Company’s stock option plan, directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company, enabling them to acquire up to 20% of the issued and outstanding common shares of the Company. At September 30, 2020, there were 37,634,828 stock options outstanding, which was 9.99% of issued and outstanding common shares of the Company.

18

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 & 2019

11.      SHARE CAPITAL AND RESERVES (continued)

The options can be granted for a maximum term of 10 years and are subject to vesting provisions as determined by the Board of Directors of the Company. All options currently outstanding had an original term of 5 years.

Stock option transactions and the number of stock options are summarized as follows:

	Number of Stock Options	Weighted Average Exercise Price
Outstanding at December 31, 2018	36,237,148	$1.98
Granted	9,438,679	1.79
Exercised	(6,783,333)	0.58
Forfeited	(2,274,999)	2.77
Outstanding at December 31, 2019	36,617,495	$2.14
Granted	4,625,000	1.80
Exercised	(3,282,666)	0.62
Forfeited	(325,001)	2.46
Outstanding at September 30, 2020	37,634,828	$2.23
Number of options exercisable	29,268,160	$2.34

As at September 30, 2020, the Company has stock options outstanding and exercisable as follows:

Number of Options	Number Exercisable	Exercise Price	Remaining Contractual Life (Years)	Expiry Date

1,000,000	1,000,000	$ 2.93	0.16	November 29, 2020
500,000	500,000	$ 2.85	0.16	November 29, 2020
250,000	166,667	$ 2.41	0.16	November 29, 2020
150,000	66,667	$ 1.92	0.16	November 29, 2020
3,150,000	3,150,000	$ 0.64	0.21	December 16, 2020
25,000	25,000	$ 3.39	0.50	April 2, 2021
400,000	400,000	$ 2.39	0.50	April 2, 2021
183,333	183,333	$ 2.85	0.50	April 2, 2021
250,000	250,000	$ 2.69	0.69	June 8, 2021
4,400,000	4,400,000	$ 2.65	0.73	June 23, 2021
2,725,000	2,725,000	$ 2.24	1.21	December 15, 2021
250,000	250,000	$ 3.11	1.56	April 22, 2022
125,000	125,000	$ 2.93	2.12	November 13, 2022
3,550,000	3,550,000	$ 3.39	2.21	December 14, 2022
75,000	75,000	$ 2.39	2.53	April 13, 2023
3,750,000	3,750,000	$ 2.85	2.69	June 8, 2023
100,000	100,000	$ 2.66	2.72	June 20, 2023
720,482	720,482	$ 2.49	2.89	August 21, 2023
2,800,000	1,866,664	$ 2.41	3.25	December 31, 2023
500,000	333,333	$ 2.27	3.47	March 21, 2024
250,000	166,667	$ 2.22	3.49	March 27, 2024
3,800,000	2,533,335	$ 1.92	3.70	June 12, 2024
188,679	188,679	$ 1.59	3.88	August 16, 2024
3,867,334	1,200,667	$ 1.59	4.24	December 24, 2024
4,625,000	1,541,666	$ 1.80	4.70	June 12, 2025
37,634,828	29,268,160

19

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 & 2019

11.     SHARE CAPITAL AND RESERVES (continued)

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options granted. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. The following weighted average assumptions were used to estimate the weighted average grant date fair values for the three and nine month periods ended September 30, 2020 and September 30, 2019:

	For the three months ended		For the nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Expected stock price volatility	N/A	63.69%	61.92%	63.64%
Expected life of options	N/A	5 years	5 years	5 years
Risk free interest rate	N/A	1.53%	0.44%	1.52%
Expected forfeitures	N/A	0%	0%	0%
Expected dividend yield	N/A	0%	0%	0%
Weighted average fair value per option granted in period	N/A	$1.07	$0.89	$1.09

Share-based payments for options vested for the three and nine-months ended September 30, 2020 amounted to $1,710,396 and $6,616,830 (2019 – $2,175,839 and $8,955,976) of which $1,459,545 and $5,838,710 (2019 – $2,090,369 and $8,055,513) was expensed to the statement of loss and comprehensive loss and $250,851 and $778,120 (2019 - $85,470 and $900,463) was capitalized to exploration and evaluation assets (Note 6). There were no options issued in the three months ended September 30, 2020.

12.      RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors, corporate officers and related companies.

Remuneration attributed to key management personnel can be summarized as follows:

	For the three months ended		For the nine months ended

	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Short-term compensation(1)	$924,872	$714,037	$2,615,718	$2,370,835
Share-based payments (stock options)(2)	1,248,305	1,546,330	4,941,136	6,807,788
Consulting fees(3)	32,499	45,499	97,497	45,499
	$2,205,676	$2,305,866	$7,654,351	$9,224,122

(1) Short-term compensation to key management personnel for the three and nine months ended September 30, 2020 amounted to $924,872 and $2,615,718 (2019 – $714,037 and $2,370,835) of which $772,097 and $2,048,315 (2019 - $475,562 and $1,762,350) was expensed and included in salaries, benefits and directors’ fees on the statement of loss and comprehensive loss. The remaining $152,775 and $567,403 (2019 - $238,475 and $608,485) was capitalized to exploration and evaluation assets.

(2) Share-based payments to key management personnel for the three and nine months ended September 30, 2020 amounted to $1,248,305 and $4,941,136 (2019 - $1,546,330 and $6,807,788) of which $1,219,101 and $4,787,335 (2019 - $1,501,213 and $6,657,605) was expensed and $29,204 and $153,802 (2019 - $45,117 and $150,183) was capitalized to exploration and evaluation assets.

(3) The Company used consulting services from a company associated with one of its directors in relation to advice on corporate matters for the three and nine months ended September 30, 2020 amounting to $32,499 and $97,497 (2019 - $45,499 and $45,499).

As at September 30, 2020, there was $10,833 (December 31, 2019 - $99,999) included in accounts payable and accrued liabilities owing to its directors and officers for compensation.

20

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 & 2019

13.      CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and evaluation of assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

In the management of capital, the Company considers all components of equity and debt and is dependent on third party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration and development stage. As such the Company has historically relied on the equity markets and convertible debt to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company is reasonable.

The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period.

14.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, amounts receivable, accounts payable and accrued liabilities and the Convertible Debentures and IsoEnergy Debentures.

The fair values of the Company’s cash, amounts receivable and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or liquidity.

Fair Value Measurement

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – quoted prices in active markets for identical assets or liabilities.
•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•	Level 3 – inputs for the asset or liability that are not based on observable market data.

The Convertible Debentures and IsoEnergy Debentures are re-measured at fair value at each reporting date with any change in fair value recognized in profit or loss with the exception that under IFRS 9, the change in fair value that is attributable to change in credit risk is presented in other comprehensive income (Note 9). The Convertible Debentures and IsoEnergy Debentures are classified as Level 2.

As at September 30, 2020, the Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

(a)       Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash and amounts receivable. The Company holds cash with large Canadian and Australian banks. Credit risk is concentrated as a large portion of the Company’s cash and is held at three financial institutions. Management believes the risk of loss to be remote. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash. Accordingly, the Company does not believe it is subject to significant credit risk.

21

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 & 2019

14.     FINANCIAL INSTRUMENTS (continued)

(b)   Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining sufficient cash balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2020, NexGen had cash of $78,622,079 to settle accounts payable and accrued liabilities of $5,592,513.

(c)   Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(i)       Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company’s cash and cash equivalent balances as of September 30, 2020. The Company manages interest rate risk by maintaining an investment policy for short-term investments. This policy focuses primarily on preservation of capital and liquidity. The Company monitors the investments it makes and is satisfied with the credit rating of its banks. The Convertible Debentures and IsoEnergy Debentures, in an aggregate principal amount of US$141 million, carry a fixed interest rate of 7.5% and 8.5% respectively hence, are not subject to interest rate fluctuations.

(ii)       Foreign Currency Risk

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily include US dollar denominated cash and US dollar accounts payable and accrued liabilities. The Company maintains Canadian and US dollar bank accounts in Canada.

The Company is exposed to foreign exchange risk on its US dollar denominated Convertible Debentures and IsoEnergy Debentures. At maturity the US$141 million principal amount of the Convertible Debentures and IsoEnergy Debentures is due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all cash interest payments due under the Convertible Debentures and IsoEnergy Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Convertible Debentures more costly to repay.

(iii)       Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Accordingly, significant movements in the Company’s share price may affect the valuation of the Convertible Debentures which may adversely impact its earnings.

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors commodity prices of uranium, individual equity movements, and the stock market to determine the appropriate course of action, if any, to be taken by the Company.

Sensitivity Analysis

As at September 30, 2020, the Company’s US dollar net financial liabilities were $110,721,043. Thus a 10% change in the Canadian dollar versus the US dollar exchange rates would give rise to a $14,769,080 change in loss and comprehensive loss.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

22

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 & 2019

15.	SEGMENT INFORMATION

The Company operates in one reportable segment, being the acquisition, exploration and development of uranium properties. All of the Company’s non-current assets are located in Canada.

16.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions during the nine month period ended September 30, 2020 included:

a)	At September 30, 2020, $937,060 of exploration and evaluation asset expenditures were included in accounts payable and accrued liabilities.

b)	At September 30, 2020, $4,254,044 of interest expense related to the Convertible Debentures was included in the accounts payable and accrued liabilities. On June 8, 2020 the Company issued 1,092,142 shares valued at $2,151,520 for the non-cash portion of the convertible debenture interest payment.

c)	The right-of-use lease asset additions of $2,100,867 and related lease liability of $2,121,306 recorded in the nine months ended September 30, 2020 were non-cash (see Note 7).

d)	Share-based payments of $778,120 was included in exploration and evaluation assets (Note 6).

The significant non-cash transactions during the nine month period ended September 30, 2019 included:

a)	At September 30, 2019, $5,623,228 of exploration and evaluation asset expenditures and $2,747 of equipment expenditures were included in accounts payable and accrued liabilities.

b)	At September 30, 2019, $3,666,682 of interest expense related to the Convertible Debentures was included in the accounts payable and accrued liabilities. On June 7, 2019 the Company issued 1,041,304 shares valued at $2,020,130 for the non-cash portion of the convertible debenture interest payment.

c)	The right-of-use lease asset of $2,826,512 and related lease liability of $3,222,380 recorded in the nine months ended September 30, 2019 were non-cash (see Note 7).

d)	Share-based payments of $900,463 was included in exploration and evaluation assets (Note 6).

17.     LOSS PER SHARE

Basic net income per share provides a measure of the interests of each ordinary common share in the Company’s performance over the year. Diluted net income per share adjusts basic net income per share for the effect of all dilutive potential common shares.

23

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 & 2019

17.     LOSS PER SHARE (continued)

	Three months ended		Nine months ended

	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Basic loss per share
Loss attributable to common shareholders	$21,680,392	$519,754	$49,863,566	$5,597,198
Weighted average number of common shares	376,700,956	355,779,091	367,912,603	353,759,502
Basic Loss per share	$0.06	$0.00	$0.14	$0.02

Diluted loss per share
Loss available to common shareholders	$21,680,392	$519,754	$49,863,566	$5,597,198
Interest expense on convertible debentures	–	(2,970,900)	–	(8,968,707)
Mark to market gain on convertible debentures	–	6,950,474	–	20,689,090
Diluted Loss available to common shareholders	$21,680,392	$4,499,328	$49,863,566	$17,317,581

Weighted average number of common shares	376,700,956	355,779,091	367,912,603	353,759,502
Effect on conversion of convertible debentures	–	48,083,337	–	48,083,337
Weighted average number of common shares (diluted) at September 30	376,700,956	403,862,428	367,912,603	401,842,839
Diluted loss per common share	$0.06	$0.01	$0.14	$0.04

At September 30, 2020 the mark to market loss on convertible shares and associated Interest expense on convertible debentures and effect on conversion of convertible debentures were anti-dilutive.

At September 30, 2019, all options were excluded from the diluted weighted-average number of common shares as their effect would have been anti-dilutive.

18.       SUBSEQUENT EVENTS

(a)   Heads of Agreement with 92 Energy Pty. Ltd

On October 27, IsoEnergy announced that it has entered into a binding Heads of Agreement (the “Agreement”) with 92 Energy Pty. Ltd. (“92 Energy”) for 92 Energy to acquire a 100% interest in IsoEnergy’s Clover, Gemini, and Tower uranium properties in Saskatchewan, Canada (the “Properties”).

The Properties are located in the Eastern Athabasca Basin, Saskatchewan, and were staked by IsoEnergy in May 2020. The Clover property is 23,959 hectares and contains over 40 kilometres of electromagnetic geophysical conductors. The Gemini property is 5,783 hectares and is located along the eastern basin margin 60 kilometres northeast of the Key Lake uranium mill. The Tower property is 6,301 hectares and is located 11 kilometres southeast of the Cigar Lake uranium mine.

Pursuant to the Agreement, 92 Energy will acquire a 100% interest in the Clover, Gemini, and Tower uranium properties in consideration for the issuance of common shares equivalent to 16.25% of the issued capital of 92 Energy following the IPO. The shares will be issued at a price of A$0.20, and it is anticipated that approximately 6,500,000 common shares will be issued to IsoEnergy. Additional consideration to IsoEnergy includes milestone cash payments of A$100,000 within 60 days of 92 Energy’s IPO, and an additional A$100,000 within 6 months of that date. IsoEnergy will retain a 2% NSR on the Properties and will be entitled to nominate a member to 92 Energy’s Board of Directors, provided IsoEnergy maintains a minimum ownership position of 5%. 92 Energy will be required to spend an aggregate of A$1,000,000 on exploration expenditures on the Properties prior to May 1st, 2022.

The terms of the Agreement and the transaction contemplated are subject to requisite regulatory approval.

24

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 & 2019

18.    SUBSEQUENT EVENTS (continued)

(b)   Stock Options

Subsequent to September 30, 2020, 183,333 stock options were exercised for proceeds of $159,999 and 41,667 stock options were forfeited.

25